UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

NGM BIOPHARMACEUTICALS, INC.

(Name of the Issuer)

NGM BIOPHARMACEUTICALS, INC.

DAVID J. WOODHOUSE, PH.D.

WILLIAM J. RIEFLIN

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62921N105

(CUSIP Number of Class of Securities)

David J. Woodhouse, Ph.D.

Chief Executive Officer

NGM Biopharmaceuticals, Inc.

333 Oyster Point Boulevard

South San Francisco, California 94080

(650) 243-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Valerie Pierce Senior Vice President, General Counsel and Chief Compliance Officer NGM Biopharmaceuticals, Inc. 333 Oyster Point Boulevard South San Francisco, California 94080 (650) 243-5555	Keith Flaum Hogan Lovells US LLP 855 Main Street Suite 200 Redwood City, California 94063 (650) 463-4000	Richard Aftanas Hogan Lovells US LLP 390 Madison Avenue New York, New York 10017 (212) 918-3000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the attached exhibits (this “Statement”) is being filed by NGM Biopharmaceuticals, Inc. (“NGM Bio” or the “Company”), David J. Woodhouse, Ph.D. and William J. Rieflin and relates to a tender offer (the “Offer”) by Atlas Neon Merger Sub, Inc., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of Atlas Neon Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of NGM Bio (the “Common Stock”) that is the subject of the Rule 13e-3 transaction described below (the “Shares”) (other than (i) Shares owned by NGM Bio immediately prior to the effective time of the Merger (as defined below), (ii) Shares owned, directly or indirectly, by the TCG Stockholders (as defined below), the Rollover Stockholders (as defined below), Parent, Purchaser or any other subsidiary of Parent at the commencement of the Offer and that are owned by the TCG Stockholders, the Rollover Stockholders, Parent, Purchaser or any other subsidiary of Parent immediately prior to the effective time of the Merger), for a price of $1.55 per Share in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 8, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with this Statement as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), which is annexed to and filed with this Statement as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of February 25, 2024, by and among NGM Bio, Purchaser and Parent (the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into NGM Bio (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”).

The information contained in the Tender Offer Statement filed under cover of Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on March 8, 2024, including the Offer to Purchase, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 8, 2024, a copy of which is attached hereto as Exhibit (a)(1)(G) (as amended or supplemented from time to time, the “Schedule 14D-9”), is incorporated herein by reference and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule TO, the Offer to Purchase and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of this Statement.

Concurrently with the execution of the Merger Agreement, Parent and Purchaser entered into a rollover agreement, dated as of the date of the Merger Agreement (the “TCG Rollover Agreement”), with The Column Group, LP, The Column Group GP, LP, The Column Group Management, LP, The Column Group II, LP, The Column Group III, LP, The Column Group III-A, LP, The Column Group IV, LP, The Column Group IV-A, LP, The Column Group Opportunity III, LP, Ponoi Capital, LP and Ponoi Capital II, LP (the “TCG Rollover Stockholders” and, together with The Column Group II GP, LP, The Column Group III GP, LP, The Column Group IV GP, LP, TCG IV GP, LLC, The Column Opportunity III GP, LP, TCG Opportunity III GP, LLC, Ponoi Management, LLC, Ponoi II Management, LLC, David V. Goeddel, Ph.D., Timothy Kutzkey and Peter Svennilson, the “TCG Stockholders”) who in the aggregate hold approximately 26% of NGM Bio’s outstanding Shares. Parent and Purchaser are affiliates of the TCG Stockholders, and each TCG Stockholder is considered a co-offeror in the Offer. As co-offerors, each TCG Stockholder accepts joint responsibility for the accuracy of the disclosures made in the Offer to Purchase. In addition, Parent and Purchaser are party to a rollover agreement, dated as of the date of the Merger Agreement (as supplemented by the joinder thereto, the “Stockholder Rollover Agreement”), with certain of NGM Bio’s other stockholders (collectively, the “Rollover Stockholders”), who in the aggregate hold approximately 22% of NGM Bio’s outstanding Shares. Mr. Rieflin, the Chairman of NGM Bio’s board of directors, and Dr. Goeddel, a member of NGM Bio’s board of directors, entered into the

Stockholder Rollover Agreement on the date of the Merger Agreement, and Dr. Woodhouse, NGM Bio’s Chief Executive Officer and a member of NGM Bio’s board of directors, entered into a joinder to the Stockholder Rollover Agreement on March 6, 2024, following the date of the Merger Agreement. Pursuant to the applicable Rollover Agreement, each of the TCG Rollover Stockholders and the Rollover Stockholders have agreed, among other things, that they will not transfer or tender their Shares subject to the applicable Rollover Agreement (the “Rollover Shares”) in the Offer and that instead (i) such Rollover Shares will be contributed to Parent immediately prior to the closing of the Merger, and (ii) in consideration for such contribution, Parent will issue common shares of Parent to each TCG Rollover Stockholder and Rollover Stockholder, as applicable, in accordance with the terms of the applicable Rollover Agreement. Each Rollover Agreement provides that it will terminate in the event the Merger Agreement is terminated in accordance with its terms.

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to the Company’s willingness to enter into the Merger Agreement, The Column Group, LP, The Column Group GP, LP, The Column Group Management, LP, The Column Group II, LP, The Column Group III, LP, The Column Group III-A, LP, The Column Group IV, LP, The Column Group IV-A, LP, The Column Group Opportunity III, LP, Ponoi Capital, LP and Ponoi Capital II, LP, affiliates of Parent (collectively, the “Guarantors”), have duly executed and delivered to the Company a limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of the Company, in respect of certain of Parent and Purchaser’s obligations arising under, or in connection with, the Merger Agreement. The obligations under the Limited Guaranty are subject to a cap of $10 million, subject to certain other terms and conditions.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information. All information contained in this Statement concerning Parent, Purchaser or their affiliates has been provided by such person and not by any other person.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Name and Address” is incorporated herein by reference.

(b)	Securities

The information set forth in the Schedule 14D-9 under the heading “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

(c)	Trading Market and Price

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 5. Price Range of Shares; Dividends” is incorporated herein by reference.

(d)	Dividends

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 5. Price Range of Shares; Dividends” and “The Tender Offer—Section 10. Dividends and Distributions” is incorporated herein by reference.

(e)	Prior Public Offerings

In June 2020, the Company entered into a sales agreement with Jefferies LLC (“Jefferies”) relating to the sale of shares of its common stock having an aggregate offering price of up to $150,000,000 from time to time through Jefferies, acting as its sales agent. In August 2023, the Company entered into Amendment No. 1 to the sales agreement providing for the sale of shares of its common stock having an aggregate offering price of up to $100,000,000 from time to time through Jefferies, acting as its sales agent. During the past three years, the Company has issued 4.1 million shares of its common stock under the sales agreement, resulting in net proceeds of approximately $71.5 million.

(f)	Prior Stock Purchases

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent, Purchaser and their Affiliates” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The filing person and subject company is NGM Biopharmaceuticals, Inc. The address of NGM Bio’s principal executive office is 333 Oyster Point Boulevard, South San Francisco, California, 94080. The telephone number of NGM Bio’s principal executive office is (650) 243-5555.

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person,” “Item 1. Subject Company Information” and “Annex 1. Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information in the Offer to Purchase under the headings “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, TCG Stockholders and the Guarantors” is incorporated herein by reference.

(b)	Business and Background of Entities

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers,” “Item 1. Subject Company Information” and “Annex 1. Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, TCG Stockholders and the Guarantors” is incorporated herein by reference.

(c)	Business and Background of Natural Persons

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Business and Background of the Company’s Directors and Executive Officers,” “Item 1. Subject Company Information” and “Annex 1. Business and Background of the Company’s Directors and Executive Officers” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent, TCG Stockholders and the Guarantors” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a)	Material Terms

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Tender Offer and Merger,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements,” “Special Factors—The Solicitation or Recommendation,” “Special Factors—Purposes of the Transaction and Plans or Proposals,” “Special Factors—Additional Information–Named Executive Officer Golden Parachute Compensation; Appraisal Rights” and “Item 1. Subject Company Information—Securities” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 7. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “The Tender Offer—Section 1. Terms of the Offer,” “The Tender Offer—Section 2. Acceptance for Payment and Payment for Shares,” “The Tender Offer—Section 3. Procedures for Tendering Shares,” “The Tender Offer—Section 4. Withdrawal Rights,” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(c)	Different Terms

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Tender Offer and Merger,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” and “Special Factors—Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 13. Interests of Certain NGM Bio Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(d)	Appraisal Rights

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Additional Information—Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals—Takeover Laws; Appraisal Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders

The filing person has not made any provision in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Tender Offer and Merger” and “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with NGM” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” and “The Tender Offer—Section 13. Interests of Certain NGM Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(b)-(c)	Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Tender Offer and Merger,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” and “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and

Plans for NGM,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 13. Interests of Certain NGM Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person–Tender Offer and Merger,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” and “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors— Section 1. Background of the Offer; Contacts with NGM Bio,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” and “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals—Appraisal Rights” is incorporated herein by reference.

(c)	(1)-(8) Plans

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Tender Offer and Merger,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements,” “Special Factors—The Solicitation or Recommendation” and “Special Factors—Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements,” “The Tender Offer—Section 8. Source and Amount of Funds” and “The Tender Offer—Section 13. Interests of Certain NGM Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)	Purposes

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person —Tender Offer and Merger,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent, Purchaser and their Affiliates,” “Special Factors—The Solicitation or Recommendation—Reasons for the Recommendation; Fairness of the Offer and Merger” and “Special Factors—Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 6. Possible of Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “The Tender Offer–Section 6. Certain Information Concerning Parent and Purchaser” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Contracts” is incorporated herein by reference.

(b)	Alternatives

The information set forth in the Schedule 14D-9 under the headings “Special Factors—The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation; Fairness of the Offer and Merger” and “Special Factors—Purposes of the Transaction and Plans or Proposals” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(c)	Reasons

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation; Fairness of the Offer and Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(d)	Effects

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Tender Offer and Merger,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements,” “Special Factors—The Solicitation or Recommendation,” “Special Factors—Persons/Assets Retained, Employed, Compensated or Used,” “Special Factors—Purposes of the Transaction and Plans or Proposals” and “Special Factors—Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 6. Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “Special Factors—Section 7. Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “The Tender Offer— Section 1. Terms of the Offer,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements,” “The Tender Offer—Section 8. Source and Amount of Funds,” “The Tender Offer—Section 10. Dividends and Distributions,” “The Tender Offer—Section 11. Certain Legal Matters; Regulatory Approvals—Appraisal Rights,” “The Tender Offer—Section 12. Fees and Expenses” and “The Tender Offer—Section 13. Interests of Certain NGM Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)	Fairness

The information set forth in the Schedule 14D-9 under the headings “Special Factors—The Solicitation or Recommendation,” “Special Factors—Persons/Assets Retained, Employed, Compensated or Used” and “Special Factors—Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “Special Factors—The Solicitation or Recommendation,” “Special Factors—Persons/Assets Retained, Employed, Compensated or Used,” “Special Factors—Additional Information” and “Annex 2: Opinion of Financial Advisor” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with NGM,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

The information set forth in Exhibits (c)(1)-(c)(4) is incorporated herein by reference.

(c)	Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “Special Factors—Purposes, Alternatives, Reasons and Effects—Identity and Background of Filing Person—Tender Offer and Merger” and “Special Factors—Additional Information—Stockholder Approval of the Merger Not Required” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements” is incorporated herein by reference.

(d)	Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

No unaffiliated representative has been retained by a majority of directors who are not employees of the subject company to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of this transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 2. Purpose of the Offer and Plans for NGM” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement and Certain Other Agreements NGM Board Recommendation and Special Committee Recommendation” is incorporated herein by reference.

The Merger Agreement and Offer were approved by a majority of the directors of the NGM Bio board of directors who are not employees of NGM Bio (other than Messrs. Goeddel and Perlmutter who recused themselves because of their relationship to the TCG Stockholders, and Mr. Rieflin, who recused himself because he had entered into the Rollover Agreement at the time of the Company’s board of directors’ determination).

(f)	Other Offers

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for the Recommendation; Fairness of the Offer and Merger” is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(b)	Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Schedule 14D-9 under the headings “Special Factors—The Solicitation or Recommendation,” “Special Factors—Persons/Assets Retained, Employed, Compensated or Used” and “Annex 2—Opinion of Financial Advisor,” and the information set forth as Exhibits (c)(1)-(c)(4) is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Special Factors—Section 1. Background of the Offer; Contacts with NGM” and “Special Factors—Section 4. Reports, Appraisals and Negotiations” and in Exhibits (c)(1)-(c)(4) hereto is incorporated herein by reference.

(c)	Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at NGM Bio’s principal executive office located at 333 Oyster Point Boulevard, South San Francisco, California, 94080, during regular business hours, by any interested stockholder of NGM Bio or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The Tender Offer—Section 8. Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions

Not applicable.

(c)	Expenses

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 12. Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds

Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership

The information set forth in Schedule 14D-9 under the heading “Special Factors—Past Contacts, Transactions, Negotiations, and Agreements” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” is incorporated herein by reference.

(b)	Securities Transactions

The information set forth in Schedule 14D-9 under the headings “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent, Purchaser and Their Affiliates” and “Item 6. Interest in Securities of the Subject Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “The Tender Offer—Section 6. Certain Information Concerning Parent and Purchaser” and “Schedule A—Information Concerning Members of the Boards of Directors and the Executive Officers of Purchaser, Parent TCG Stockholders and the Guarantors—Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation—Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—NGM Board Recommendation and Special Committee Recommendation” is incorporated herein by reference.

(e)	Recommendations of Others

The information set forth in the Schedule 14D-9 under the heading “Special Factors—The Solicitation or Recommendation” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “Summary Term Sheet”, “Special Factors—Section 2. Purpose of the Offer and Plans for NGM,” “Special Factors—Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and Merger” and “The Tender Offer—Section 7. Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement—NGM Board Recommendation and Special Committee Recommendation,” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

(a)	Financial Information

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 5. Certain Information Concerning NGM” is incorporated herein by reference.

The audited financial statements of NGM Bio as of and for the fiscal years ended December 31, 2022 and December 31, 2021 are incorporated herein by reference to Part II, Item 8 of NGM Bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 28, 2023. The unaudited condensed financial statements of NGM Bio for the nine months ended September 30, 2023 are incorporated herein by reference to Item 1 of NGM Bio’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the SEC on November 2, 2023.

(b)	Pro Forma Information

Not applicable.

(c)	Summary Information

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Additional Information—Summary Financial Information” is herein incorporated by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 12. Fees and Expenses” is incorporated herein by reference.

(b)	Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer—Section 12. Fees and Expenses” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

(b)	Golden Parachute Compensation

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between NGM Bio and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” is incorporated herein by reference.

(c)	Other Material Information

The information set forth in the Schedule 14D-9 under the heading “Special Factors—Additional Information” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “The Tender Offer–Section 14. Miscellaneous” is incorporated herein by reference.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 8, 2024 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Summary Advertisement as published on March 8, 2024 in The New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Press Release issued by NGM Bio on February 26, 2024 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by NGM Bio with the SEC on February 26, 2024).

(a)(1)(G)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to Schedule 14D-9 filed by NGM Bio with the SEC on March 8, 2024 ).

(b)	Not Applicable.

(c)(1)	Opinion of Guggenheim Securities, LLC dated February 25, 2024 (incorporated by reference to Annex 2 of the Schedule 14D-9 filed by NGM Bio with the SEC on March 8, 2024).

(c)(2)	Situation Overview Materials Prepared by Guggenheim Securities, LLC, dated January 19, 2024, for the Special Committee.

(c)(3)	Preliminary Financial Analysis Materials Prepared by Guggenheim Securities, LLC, dated January 19, 2024, for the Special Committee.

(c)(4)	Materials Prepared by Guggenheim Securities, LLC, dated February 25, 2024, for the Special Committee.

(d)(1)	Agreement and Plan of Merger, dated February 25, 2024, among NGM Bio, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NGM Bio with the SEC on February 26, 2024).

(d)(2)	Non-Disclosure Agreement, dated October 31, 2023, between NGM Bio and The Column Group LLC.

(d)(3)	Limited Guaranty, dated February 25, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NGM Bio with the SEC on February 26, 2024).

(d)(4)	TCG Rollover Agreement, dated as of February 25, 2024 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NGM Bio with the SEC on March 8, 2024).

(d)(5)	Stockholder Rollover Agreement, dated as of February 25, 2024 (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by NGM Bio with the SEC on March 8, 2024).

(d)(6)	Joinder to the Rollover Agreement, dated as of March 6, 2024 (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by NGM Bio with the SEC on March 8, 2024).

(d)(7)	2008 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(d)(8)	Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(d)(9)	2019 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(d)(10)	NGM Biopharmaceuticals, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(d)(11)	Amended and Restated Non-Employee Director Executive Compensation Policy (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on February 28, 2023).

(d)(12)	Form of Severance Benefit Addendum (incorporated by reference to Exhibit (e)(12) to the Schedule 14D-9 filed by NGM Bio with the SEC on March 8, 2024).

(d)(13)	Form of Indemnification Agreement, by and between NGM Biopharmaceuticals, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(d)(14)	Executive Employment Agreement, by and between NGM Biopharmaceuticals, Inc. and David Woodhouse, Ph.D. (incorporated by reference to Exhibit 10.12 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 17, 2020).

(d)(15)	Offer Letter Agreement, by and between the Company and Hsiao D. Lieu, M.D., dated as of January 16, 2019 (incorporated by reference to Exhibit 10-13 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 1, 2022).

(d)(16)	Offer Letter Agreement, by and between the Company and Valerie L. Pierce, dated as of August 6, 2019, and related information (incorporated by reference to Exhibit 10-14 to the Annual Report on Form 10-K filed by NGM Bio with the SEC on March 1, 2022).

(d)(17)	Offer Letter and Arbitration Agreement, by and between the Company and Jean-Frédéric Viret, Ph.D., dated as of October 20, 2023 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by NGM Bio with the SEC on November 2, 2023).

(f)	Section 262 of the Delaware General Corporation Law.

(g)	None.

(107)	Calculation of Filing Fee Tables.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 8, 2024

NGM Biopharmaceuticals, Inc.

By:	/s/ David Woodhouse
Name:	David J. Woodhouse, Ph.D.
Title:	Chief Executive Officer and Director

David J. Woodhouse, Ph.D.

By:	/s/ David Woodhouse
Name:	David J. Woodhouse, Ph.D.

William J. Rieflin

By:	/s/ Bill Rieflin
Name:	William J. Rieflin